UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

Danaos Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P121

(CUSIP Number)

with a copy to:

Cerberus Capital Management, L.P.	Robert G. Minion, Esq.
Attn: Andrew Kandel, Chief Compliance Officer	Lowenstein Sandler LLP
875 Third Avenue	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P121
1. Names of Reporting Persons:
Cerberus Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) Not
		(b) Applicable

3. SEC Use Only
4. Source of Funds (See Instructions): WC/OO (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	3,138,748*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	3,138,748*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,138,748*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 15.3%*

14. Type of Reporting Person (See Instructions): IA

* There were 20,450,041 shares of common stock, par value $0.01 per share (the “Common Stock”), of Danaos Corporation, a Marshall Islands corporation (the “Company”), issued and outstanding as of November 5, 2020, based upon the information disclosed in Exhibit 99.1 to the Company’s Form 6-K filed with the Securities and Exchange Commission on November 6, 2020. As of the filing date of this Schedule 13D (the “Filing Date”), funds affiliated with Cerberus Capital Management, L.P. (the “Reporting Person”) own, in the aggregate, 3,138,748 shares of Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, the Reporting Person may be deemed to beneficially own 3,138,748 shares of Common Stock, or 15.3% of the shares of Common Stock deemed issued and outstanding as of such date.

Explanatory Note

This Schedule 13D (this “Schedule 13D”) represents the initial Schedule 13D of Cerberus Capital Management, L.P. as Reporting Person in respect of the securities of the Company. As described in Item 6 of this Schedule 13D, as a result of the Elevation Agreement, dated as of November 9, 2020, full legal title in the Shares of the Company reported in this Schedule 13D (which were formerly indirectly beneficially owned through arrangements under the Sub-Participation Agreement dated November 29, 2018), has been transferred, distributed and elevated to an entity owned by funds for which the Reporting Person exercises sole investment and dispositive control. This Schedule 13D also amends the Schedule 13D originally filed by Stephen Feinberg with the Securities and Exchange Commission on December 17, 2018, to reflect Cerberus Capital Management, L.P., in lieu of Mr. Feinberg, as the Reporting Person in respect of the securities of the Company reported herein.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Danaos Corporation, a Marshall Islands corporation (the “Company”). The principal executive offices of the Company are located at 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 2.	Identity and Background.

(a) The Reporting Person, on behalf of itself and/or one or more affiliated management companies, is filing this Schedule 13D in its capacity as the investment manager to one or more funds and managed accounts (the “Cerberus Funds and Accounts”) managed by the Reporting Person and/or one or more of its affiliated management companies. Set forth on Schedule A annexed hereto is the name and principal business address of the control persons of the Reporting Person.

(b) The Reporting Person is organized under the laws of the State of Delaware. The principal business address for the Reporting Person is 875 Third Avenue, New York, New York 10022.

(c) The principal business of the Reporting Person is to provide investment management services to the Cerberus Funds and Accounts and their affiliates and to do all things incidental or related thereto.

(d) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its controlling persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its controlling persons, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the arrangements described in Item 6 of this Schedule 13D, the interests in the shares of Common Stock reported in this Schedule 13D (which were formerly indirectly beneficially owned through the arrangements under the Sub-Participation Agreement dated November 29, 2018 as described in Item 6 of this Schedule 13D), were initially purchased with cash from the assets of one of more Cerberus Funds and Accounts. As described in Item 6 of this Schedule 13D, pursuant to the Elevation Agreement, dated as of November 9, 2020, full legal title in the shares of Common Stock reported in this Schedule 13D has been transferred, distributed and elevated to the participant counterparty to the Sub-Participation Agreement for no additional consideration.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities reported herein in the ordinary course of business of the Cerberus Funds and Accounts for investment purposes. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of the investment and trading determinations of the Reporting Person, market conditions and/or such other factors that the Reporting Person deems relevant, in each case for and on behalf of the Cerberus Funds and Accounts.

Except as set forth herein, the Reporting Person does not have any plans or proposals that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

There were 20,450,041 shares of Common Stock issued and outstanding as of November 5, 2020, based upon the information disclosed in Exhibit 99.1 to the Company’s Form 6-K filed with the Securities and Exchange Commission on November 6, 2020. As of the Filing Date, funds affiliated with the Reporting Person own, in the aggregate, 3,138,748 shares of Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, the Reporting Person may be deemed to beneficially own 3,138,748 shares of Common Stock, or 15.3% of the shares of Common Stock deemed issued and outstanding as of such date.

During the sixty (60) days prior to November 9, 2020 (the “Event Date”), and from the Event Date to the Filing Date, there were no purchases or sales of shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof, except as expressly set forth in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), a corporation organized under the laws of the Federal Republic of Germany (“HCOB”), previously entered into a Loan Sale and Purchase Agreement, dated February 28, 2018 (the “Purchase Agreement”), with an affiliate of the Reporting Person, Promontoria Holding 260 B.V., a private limited company organized under the laws of the Netherlands (the “Purchaser”). The Purchase Agreement governed the sale of a portfolio of assets which included, among other things, the shares of the Common Stock reported herein, to the Purchaser. In connection with the Purchase Agreement, HCOB previously entered into a Master Funded Sub-Participation and Trust Agreement, dated November 29, 2018 (the “Sub-Participation Agreement”), with another affiliate of the Reporting Person, Promontoria North Shipping Designated Activity Company, a designated activity company limited by shares, incorporated under the laws of the Republic of Ireland (“Promontoria”). The Sub-Participation Agreement, among other things, relates to the shares of the Common Stock which had been held by HCOB prior to the Event Date. Pursuant to the terms of the Sub-Participation Agreement, HCOB had retained legal title to the shares of the Common Stock, but was required to carry out the instructions of Promontoria as they related to the Common Stock. This description of the Sub-Participation Agreement is qualified in its entirety by the terms of the Sub-Participation Agreement, which is incorporated by reference as an exhibit to this Schedule 13D.

On the Event Date, HCOB and Promontoria entered into an Elevation Agreement, dated as of November 9, 2020 (the “Elevation Agreement”), pursuant to which full legal title in the Shares of the Company reported in this Schedule 13D (which were formerly indirectly beneficially owned through arrangements under the Sub-Participation Agreement described above), has been transferred, distributed and elevated to Promontoria. As noted in Item 5 above, the Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D. This description of the Elevation Agreement is qualified in its entirety by the terms of the Elevation Agreement, which is attached as an exhibit to this Schedule 13D.

Pursuant to the terms of the Elevation Agreement, HCOB assigned to Promontoria all rights and obligations of HCOB under the Stockholders Agreement and the Registration Rights Agreement which the Company had previously entered into with HCOB, among other parties. The Stockholders Agreement contains certain customary rights, including, without limitation, tag-along rights and a right to participate in certain equity offerings.  The Registration Rights Agreement requires the Company to file with the Securities and Exchange Commission a shelf registration statement to register resales of the Common Stock held by the Reporting Person and certain lenders to the Company who received registrable securities in the issuance subject to the Registration Rights Agreement and for the Company to use commercially reasonable efforts to request the SEC declare the registration statement effective no later than 90 days after the closing date of the Refinancing (as defined in the Registration Rights Agreement) and maintain its effectiveness. The Registration Rights Agreement also includes provisions (i) providing for demand registration rights in the event there is not an effective shelf registration statement at the time, (ii) requiring the Company to provide customary marketing assistance and cooperation in connection with any “shelf take-down” offering requested in accordance with the terms thereof and (iii) providing for piggyback registration rights, with customary cutbacks, with respect to such securities. These descriptions of the Stockholders Agreement and the Registration Rights Agreement are qualified in their entirety by the terms of the Stockholders Agreement and the Registration Rights Agreement, which are incorporated by reference as exhibits to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1	Sub-Participation Agreement, dated as of November 29, 2018 (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed by Stephen Feinberg with the Securities and Exchange Commission on December 17, 2018).

Exhibit 7.2	Elevation Agreement, dated as of November 9, 2020.

Exhibit 7.3	Stockholders Agreement, dated as of August 10, 2018 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 14, 2018).

Exhibit 7.4	Registration Rights Agreement, dated as of August 10, 2018 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 14, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2020

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule A

Control Persons of the Reporting Person

Name	State or Other Place of Organization	Principal Business	Business Address
Craig Court GP, LLC	Delaware	General Partner of the Reporting Person	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022

Control Persons of Craig Court GP, LLC

Name	Title	Business Address	Citizenship
Stephen A. Feinberg	Manager of Craig Court GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Frank W. Bruno	Manager of Craig Court GP, LLC	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States

Officers of Cerberus Capital Management, L.P.

Name	Title	Business Address	Citizenship
Stephen A. Feinberg	Chairman and Co-Chief Executive Officer	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Frank W. Bruno	Co-Chief Executive Officer	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Mark A. Neporent	Senior Managing Director, Chief Operating Officer and Senior Legal Officer	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Jeffrey L. Lomasky	Senior Managing Director and Chief Financial Officer	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States

Seth P. Plattus	Senior Managing Director, Chief Administrative Officer and Senior Legal Officer	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Lee S. Millstein	Senior Managing Director	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Andrew I. Kandel	Senior Managing Director, Chief Compliance Officer and Senior Legal Officer	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States
Alexander D. Benjamin	Senior Managing Director and General Counsel	c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022	United States